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                                                  hours per response . . . 14.90
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                           (Amendment No. _________)1

                         National Golf Properties, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    63623G109
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 3, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 39 Pages
                         Exhibit Index Found on Page 38

-------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Partners, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     251,600
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    251,600
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             251,600
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                                 Page 2 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Institutional Partners, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     255,800
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    255,800
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             255,800
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 3 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Institutional Partners II, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     18,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    18,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             18,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 4 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Institutional Partners III, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     19,500
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    19,500
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,500
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 5 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Tinicum Partners, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     10,600
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    10,600
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,600
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 6 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Management, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     474,500
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    474,500
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             474,500
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.6 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IA, OO
-------------===================================================================



                               Page 7 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Partners, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     555,800
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    555,800
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             555,800
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.2 %
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             OO
-------------===================================================================



                               Page 8 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Enrique H. Boilini
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 9 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             David I. Cohen
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 10 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Joseph F. Downes
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 11 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Duhamel
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 12 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Andrew B. Fremder
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 13 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Richard B. Fried
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 14 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Monica R. Landry
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 15 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Mellin
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 16 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Stephen L. Millham
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]
-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 17 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Meridee A. Moore
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                        [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 18 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas F. Steyer
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 19 of 39 Pages

                                       13D
===================
CUSIP No. 63623G109
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Mark C. Wehrly
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing hold an aggregate of 1,030,300 Shares, which is 7.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                        ------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,030,300
                        ------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                        ------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,030,300
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,030,300
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.9%
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================

                              Page 20 of 39 Pages

Item 1.  Security And Issuer.
------   -------------------

     This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of National Golf Properties, Inc. (the "Company"). The Company's principal offices are located at 2951 28th Street, Suite 3001, Santa Monica, CA 90405.

Item 2.  Identity And Background.
------   -----------------------

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     The Partnerships
     ----------------

          (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;

          (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it;

          (iii)Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it;

          (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it; and

          (v)  Tinicum   Partners,   L.P.,  a  New  York   limited   partnership
               ("Tinicum"), with respect to the Shares held by it.

     FCP, FCIP, FCIP II, FCIP III and Tinicum are together referred to herein as the "Partnerships."

     The Management Company
     ----------------------

          (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares held by certain accounts managed by the Management Company (the "Managed Accounts").

     The General Partner Of The Partnerships
     ---------------------------------------

          (vii)Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Shares held by each of the Partnerships.



                               Page 21 of 39 Pages

     The Managing Members Of The General Partner And The Management Company
     ----------------------------------------------------------------------

          (viii) The following twelve persons who are managing members of both the General Partner and the Management Company, with respect to the Shares held by the Partnerships and the Managed Accounts:
               Enrique H. Boilini ("Boilini"),  David I. Cohen ("Cohen"), Joseph
               F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Andrew B. Fremder ("Fremder"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

     Boilini, Cohen, Downes, Duhamel, Fremder, Fried, Landry, Mellin, Millham, Moore, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

     (b) The address of the principal business and principal office of (i) the Partnerships, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (d) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 22 of 39 Pages

     (f) The citizenship of each of the Partnerships, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen.

     The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

     The net investment cost (including commissions) for the Shares held by each of the Partnerships and Managed Accounts is set forth below:

Entity             Shares Held              Approximate Net Investment Cost
------             -----------              -------------------------------
FCP                 251,600                           $  1,702,276.00
FCIP                255,800                           $  1,730,315.00
FCIP II              18,300                           $    124,763.00
FCIP III             19,500                           $    133,229.00
Tinicum              10,600                           $     71,670.00
Managed
  Accounts          474,500                            $ 3,213,365.00

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to FCP and Tinicum, from working capital, and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP and Tinicum at Goldman, Sachs & Co.; and (iii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4. Purpose Of The Transaction.
------  --------------------------

                               Page 23 of 39 Pages

     The purpose of the acquisition of the Shares by each of the Partnerships and the Managed Accounts was for investment purposes. The Reporting Persons believe that the Company's Board of Directors should consider alternatives to the proposed merger transaction disclosed in the Company's 8-K filed on March 29, 2002 (the "Proposed Transaction"). Based on the Company's current disclosures, the Reporting Persons do not believe that the Proposed Transaction is in the best interests of the Company's shareholders and believe that the principal beneficiaries of the Proposed Transaction are David Price (Chairman of the Board of Directors of the Company and Chairman of the Board of Directors of American Golf Corporation), American Golf Corporation and their affiliates.

     The Reporting Persons do not have any arrangements or understandings with any other person with respect to securities of the Company. However, consistent with their investment intent, the Reporting Persons have in the past engaged in (and may in the future engage in) communications relating to the Company and the Proposed Transaction with one or more officers, directors or shareholders of the Company.

     The Reporting Persons will review the performance of the Shares and the Company and may explore and/or pursue various options in the future including without limitation: (a) the acquisition of additional Shares of the Company or the disposition of Shares of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company; (h) causing a class of securities of the Company to be delisted from a national securities



                               Page 24 of 39 Pages
association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any proposals which the Reporting Persons may explore and/or pursue will depend upon a variety of factors, including, without limitation, financial conditions, the Company's results of operations and prospects of the Company and the current and anticipated trading prices for the Shares. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

     (a) The Partnerships
         ----------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by refer ence for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 13,121,148 Shares outstanding as of March 19, 2002 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 1, 2002.

          (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Partnerships in the past 60 days are set forth on Schedules A-E hereto and are incorporated herein by reference. All of such transactions were open- market transactions.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the General Partner.

          (e)  Not applicable.

     (b) The Management Company
         ----------------------


                               Page 25 of 39 Pages

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

          (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by refer ence. All of such transactions were open-market transactions.

          (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.

     (c) The General Partner
         -------------------

          (a),(b)The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. The Individual Reporting Persons are managing members of the General Partner.

          (e)  Not applicable.

     (d) The Individual Reporting Persons
         --------------------------------

          (a),(b)The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner. The Individual Reporting Persons are managing members of the Management Company.


                               Page 26 of 39 Pages

          (e)  Not applicable.


     The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. The
Individual Reporting Persons, as managing members of both the General Partner and the Management Company, may each be deemed to be the beneficial owner of all such Shares held by the Partnerships and the Managed Accounts. Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   Relationships With Respect To Securities Of The Issuer.
         ------------------------------------------------------

     Except as described above including but not limited to Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.




                               Page 27 of 39 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2002

                    /s/  David I. Cohen
                    ----------------------------------------
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                    By David I. Cohen,
                    Managing Member

                    /s/  David I. Cohen
                    ----------------------------------------
                    FARALLON CAPITAL MANAGEMENT, L.L.C.,
                    By David I. Cohen,
                    Managing Member

                    /s/  David I. Cohen
                    ----------------------------------------
                    David I. Cohen, individually and as attorney-in-fact for each of Enrique H. Boilini, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Monica R. Landry Richard B. Fried, William F. Mellin,
                    Stephen L. Millham, Meridee A. Moore,
                    Thomas F. Steyer and Mark C. Wehrly.

     The Powers of Attorney, each executed by Boilini, Downes, Fremder, Mellin, Millham, Moore and Steyer authorizing Cohen to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission on February 2, 1998, by such Reporting Persons with respect to the Units of Axogen Limited, are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Cohen to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on February 22, 1999 by such Reporting Persons with respect to the Common Stock of SEQUUS Pharmaceuticals, Inc., are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Cohen to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission on January 31, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica


                               Page 28 of 39 Pages

R. Landry authorizing Cohen to sign and file this Schedule 13D on her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.



                               Page 29 of 39 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1. The Management Company
   ----------------------

          (a)  Farallon Capital Management, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c)  Serves as investment adviser to various managed accounts
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark
               C. Wehrly, Managing Members.

2. The General Partner
   -------------------

          (a)  Farallon Partners, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c)  Serves as general partner to investment partnerships
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Meridee
               A. Moore and Mark C. Wehrly, Managing Members.

3. The Individual Reporting Persons/The Managing Members
   -----------------------------------------------------

     Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. Enrique H. Boilini's business address is c/o Farallon Capital Management, L.L.C., 75 Holly Hill Lane, Greenwich, Connecticut 06830. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of each other Managing Member is serving as a managing member of the Management Company and/or the General Partner. None of the Managing Members (including the Individual


                               Page 30 of 39 Pages

     Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the
     Schedule 13D.


                               Page 31 of 39 Pages

                                   SCHEDULE A

                         FARALLON CAPITAL PARTNERS, L.P.
                         -------------------------------


                               NO. OF SHARES
                               PURCHASED (P)                      PRICE
  TRADE DATE                    OR SOLD (S)                   PER SHARE ($)
 ------------                 ---------------                --------------


03-14-02                         4,500  (P)                         $6.20
03-15-02                         9,400  (P)                         $6.89
03-19-02                        10,500  (P)                         $7.35
03-20-02                        26,500  (P)                         $7.30
03-21-02                         2,600  (P)                         $7.36
03-22-02                           600  (P)                         $7.30
03-25-02                         6,300  (P)                         $7.05
03-26-02                        27,600  (P)                         $7.30
04-01-02                        30,500  (P)                         $7.30
04-02-02                        41,700  (P)                         $6.65
04-03-02                        12,500  (P)                         $5.32
04-04-02                        25,400  (P)                         $5.31
04-05-02                        35,100  (P)                         $6.80
04-08-02                         2,400  (P)                         $6.99
04-09-02                         2,500  (P)                         $7.05
04-10-02                         5,300  (P)                         $7.04
04-10-02                         8,200  (P)                         $7.09





                               Page 32 of 39 Pages

                                   SCHEDULE B

                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.
                  ---------------------------------------------


                                  NO. OF SHARES
                                  PURCHASED (P)                      PRICE
 TRADE DATE                        OR SOLD (S)                   PER SHARE ($)
------------                     ---------------                ---------------


  03-14-02                          4,900 (P)                      $6.20
  03-15-02                         10,000 (P)                      $6.89
  03-19-02                         11,200 (P)                      $7.35
  03-20-02                         27,600 (P)                      $7.30
  03-21-02                          2,700 (P)                      $7.36
  03-22-02                            600 (P)                      $7.30
  03-25-02                          6,600 (P)                      $7.05
  03-26-02                         27,000 (P)                      $7.30
  04-01-02                         30,200 (P)                      $7.30
  04-02-02                         43,500 (P)                      $6.65
  04-03-02                         12,600 (P)                      $5.32
  04-04-02                         25,700 (P)                      $5.31
  04-05-02                         35,100 (P)                      $6.80
  04-08-02                          2,400 (P)                      $6.99
  04-09-02                          2,500 (P)                      $7.05
  04-10-02                          5,200 (P)                      $7.04
  04-10-02                          8,000 (P)                      $7.09








                               Page 33 of 39 Pages

                                   SCHEDULE C

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
                ------------------------------------------------


                                 NO. OF SHARES
                                 PURCHASED (P)                      PRICE
 TRADE DATE                       OR SOLD (S)                   PER SHARE ($)
------------                    ---------------                ---------------


 03-14-02                              400 (P)                         $6.20
 03-15-02                            1,100 (P)                         $6.89
 03-19-02                            1,200 (P)                         $7.35
 03-20-02                            2,900 (P)                         $7.30
 03-21-02                              200 (P)                         $7.36
 03-22-02                              100 (P)                         $7.30
 03-25-02                              400 (P)                         $7.05
 03-26-02                            1,700 (P)                         $7.30
 04-01-02                            1,900 (P)                         $7.30
 04-02-02                            2,700 (P)                         $6.65
 04-03-02                              800 (P)                         $5.32
 04-04-02                            1,600 (P)                         $5.31
 04-05-02                            2,200 (P)                         $6.80
 04-08-02                              100 (P)                         $6.99
 04-09-02                              200 (P)                         $7.05
 04-10-02                              300 (P)                         $7.04
 04-10-02                              500 (P)                         $7.09




                               Page 34 of 39 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
                -------------------------------------------------


                                 NO. OF SHARES
                                 PURCHASED (P)                      PRICE
 TRADE DATE                       OR SOLD (S)                   PER SHARE ($)
------------                    ---------------                ---------------


 03-14-02                               600 (P)                     $6.20
 03-15-02                             1,300 (P)                     $6.89
 03-19-02                             1,400 (P)                     $7.35
 03-20-02                             3,500 (P)                     $7.30
 03-21-02                               200 (P)                     $7.36
 03-22-02                               100 (P)                     $7.30
 03-25-02                               400 (P)                     $7.05
 03-26-02                             1,700 (P)                     $7.30
 04-01-02                             1,900 (P)                     $7.30
 04-02-02                             2,700 (P)                     $6.65
 04-03-02                               800 (P)                     $5.32
 04-04-02                             1,600 (P)                     $5.31
 04-05-02                             2,200 (P)                     $6.80
 04-08-02                               100 (P)                     $6.99
 04-09-02                               200 (P)                     $7.05
 04-10-02                               300 (P)                     $7.04
 04-10-02                               500 (P)                     $7.09



                               Page 35 of 39 Pages

                                   SCHEDULE E

                             TINICUM PARTNERS, L.P.
                             ----------------------

                                       NO. OF SHARES
                                       PURCHASED (P)                PRICE
 TRADE DATE                             OR SOLD (S)             PER SHARE ($)
------------                          ---------------          ---------------


 03-14-02                                  200 (P)                 $6.20
 03-15-02                                  400 (P)                 $6.89
 03-19-02                                  500 (P)                 $7.35
 03-20-02                                1,200 (P)                 $7.30
 03-21-02                                  100 (P)                 $7.36
 03-25-02                                  300 (P)                 $7.05
 03-26-02                                1,100 (P)                 $7.30
 04-01-02                                1,200 (P)                 $7.30
 04-02-02                                1,800 (P)                 $6.65
 04-03-02                                  500 (P)                 $5.32
 04-04-02                                1,100 (P)                 $5.31
 04-05-02                                1,500 (P)                 $6.80
 04-08-02                                  100 (P)                 $6.99
 04-09-02                                  100 (P)                 $7.05
 04-10-02                                  200 (P)                 $7.04
 04-10-02                                  300 (P)                 $7.09










                               Page 36 of 39 Pages

                                   SCHEDULE F


                       FARALLON CAPITAL MANAGEMENT, L.L.C.
                       -----------------------------------


                             NO. OF SHARES
                             PURCHASED (P)                      PRICE
 TRADE DATE                   OR SOLD (S)                   PER SHARE ($)
------------                ---------------                ---------------


03-14-02                         9,200  (P)                    $6.20
03-15-02                        19,100  (P)                    $6.89
03-19-02                        21,300  (P)                    $7.35
03-20-02                        52,400  (P)                    $7.30
03-21-02                         5,200  (P)                    $7.36
03-22-02                         1,000  (P)                    $7.30
03-25-02                        12,700  (P)                    $7.05
03-26-02                        52,300  (P)                    $7.30
04-01-02                        54,300  (P)                    $7.30
04-02-02                        78,800  (P)                    $6.65
04-03-02                        22,900  (P)                    $5.32
04-04-02                        46,700  (P)                    $5.31
04-05-02                        65,100  (P)                    $6.80
04-08-02                         4,500  (P)                    $6.99
04-09-02                         4,500  (P)                    $7.05
04-10-02                         9,700  (P)                    $7.04
04-10-02                        14,800  (P)                    $7.09










                               Page 37 of 39 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                       Joint Acquisition Statement Pursuant to Section
                                240.13d1(k)
























                               Page 38 of 39 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  April 11, 2002


                          /s/  David I. Cohen
                          ----------------------------------------
                          FARALLON PARTNERS, L.L.C.,
                          on its own behalf and as General Partner of
                          FARALLON CAPITAL PARTNERS, L.P.,
                          FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.,
                          By David I. Cohen,
                          Managing Member


                          /s/  David I. Cohen
                          ----------------------------------------
                          FARALLON CAPITAL MANAGEMENT, L.L.C.,
                          By David I. Cohen,
                          Managing Member



                          ----------------------------------------
                          David I. Cohen, individually and as attorney-in-fact for each of Enrique H. Boilini, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder,
                          Richard B. Fried, William F. Mellin, Monica R. Landry Stephen L. Millham, Meridee A. Moore,
                          Thomas F. Steyer and Mark C. Wehrly.


                               Page 39 of 39 Pages